Exhibit 99.1

NaaS Technology Inc. Announces Director Change

Beijing, June 9, 2023 – NaaS Technology Inc. (Nasdaq: NAAS) (“NaaS” or the “Company”), the largest third-party charging network in China, today announced that Mr. Zhongjue Chen has resigned as a director of the Company for personal reasons, effective June 10, 2023.

Mr. Zhen Dai, Chairman of the Board commented, “On behalf of the board and everyone at NaaS, I would like to express our thanks to Mr. Zhongjue Chen for his contributions and dedication to the Company during his tenure on the board. We wish him all the best in his future endeavors.”

Mr. Chen commented, “It has been an honor to serve on the board of NaaS and witness all the tremendous achievements. I wish the Company all the best going forward.”

About NaaS Technology Inc.

NaaS Technology Inc. is the first U.S. listed EV charging service company in China. The Company is a subsidiary of Newlinks Technology Limited, a leading energy digitalization group in China. The Company provides one-stop EV charging solutions to charging stations comprising online EV charging, offline EV charging and innovative and other solutions, supporting every stage of the station lifecycle. As of March 31, 2023, NaaS had connected over 575,000 chargers covering 55,000 charging stations. In the first quarter of 2023, charging volume transacted through the Company's network reached 1,023 GWh and gross transaction value reached RMB990.5 million. On June 13, 2022, the American depositary shares of the Company started trading on Nasdaq under the stock code NAAS.

For investor and media inquiries, please contact:

Investor Relations

NaaS Technology Inc.

E-mail: ir@enaas.com

Media inquiries:

E-mail: pr@enaas.com